August 3, 2018

Andrew Anagnost
Chief Executive Officer
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

       Re: Autodesk, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2018
           Filed March 22, 2018
           Form 10-Q for the Quarterly Period Ended April 30, 2018 Filed June 8, 2018
           File No. 000-14388

Dear Mr. Anagnost:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended April 30, 2018

Note 3. Revenue Recognition, page 10

1. We note your disclosure that certain of your contracts contain multiple performance obligations that are accounted for as a single performance obligation because they are part of a series of distinct goods and services. Please tell us, and revise to specify, which arrangements contain a series of distinct goods and services. Refer to 606-10-50-12(c).
2. We note your disclosure on page 29 regarding various SaaS offerings. To the extent that these offerings are significant, please tell us, and revise to clarify your revenue recognition policy for such offerings.
 Andrew Anagnost
Autodesk, Inc.
August 3, 2018
Page 2
3. We note your disclosure that you have bundled contracts with multiple performance obligations. Please tell us, and revise to specify, which arrangements this disclosure refers
         to. Refer to 606-10-50-12(c).
4. We note your disclosure that in your indirect channel, transfer of control begins at the time access to your subscription is made available electronically. Please tell us, and revise to clarify, if you are referring to access given to the channel partner or to the end user.
         Refer to ASC 606-10-50-17.
5. Please provide us with your analysis of how you determined that your desktop software and the related cloud functionality are highly interrelated and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(c).
6. We note your disclosure on page 12 that you do not have any material variable consideration. Please reconcile this statement with your disclosure on page 11 regarding your partner incentive program.
Note 10. Deferred Compensation
Costs to obtain a contract with a customer, page 24

7. Please help us understand the circumstances in which you pay commissions to your reseller partners. In addition, provide us your analysis regarding how you determined that these amounts should be capitalized given that resellers are your customers.
8. You disclose that commissions earned by internal sales personnel for contract renewals are commensurate with those earned on the initial contract and are amortized over the period of benefit. Please tell us whether the period of benefit for these commissions exceeds the term of respective customer contract and if so, how your policy complies with
         ASC 340-40-35-1. Also refer to ASC 340-40-50-2(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.


FirstName LastNameAndrew Anagnost
                                                               Division of
Corporation Finance
Comapany NameAutodesk, Inc.
                                                               Office of
Information Technologies
August 3, 2018 Page 2                                          and Services
FirstName LastName